Exhibit 17.2

From: Raymond Akers

Sent: Wednesday, May 30, 2018 5:24 PM

To: Jonathan Deblinger

Cc: “Schechtman, Caryn G.”; Barry I. Grossman; Eric Fidel; David Selengut; Paul Rooney; JGormally; bill white; Ric Tarbox; Chris Schreiber; George Bochetto

Subject: Re: RE: Ray Akers Resignation

Dear Jonathan,

I have discussed the Letter of Disagreement with George, and it follows below.

Ray Akers

Dear Sirs,

I have resigned from the Board of Directors due to significant differences regarding the policies and practices of the Board of Directors, accounting and business practices of Management, and new Counsel. I believe this to be in the best interests of the Company, shareholders, and me.

Very truly yours,

Raymond F. Akers, Jr., Ph.D.

Co-Founder